

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 2, 2007

Richard F. Hobbs
Vice President & Chief Financial Officer
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304

> **Re: Sensient Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-7626**

Dear Mr. Hobbs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Compensation Committee Practices, page 17

1.   We note that each component of compensation payable to executives is determined or targeted with reference to comparable company data. Please note the requirements of Item 402(b)(2)(xiv) of Regulation S-K and confirm that in future filings, you will identify the companies whose data you have used for comparison.

2.　　It appears that performance targets relating to earnings per share, and in certain cases, group operating profit and assets managed have a material role in determining the amount of bonus under the annual incentive plan and possibly the equity awards to be given to executives. While we note that you have disclosed the target earnings per share amount, your future filings should also disclose the targets that relate to group operating profit and assets managed, if compensation payable to any of the named executive officers is determined with reference to these measures. Future filings should also specify the percentage of base salary that each of the named executive officers would receive in the case of target performance and performance in excess of the targets. We note that you have provided the percentage for Mr. Manning, but give a range of percentages for all other executive officers as a group. If you believe that disclosure of the target levels is not required because it would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive officer or how likely it will be for the company to achieve the undisclosed target levels.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard Hobbs
Sensient Technologies Corporation
November 2, 2007
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director